Filed Pursuant to Rule 433
Registration No. 333-180289
March 6, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)



**HSBC USA Inc.**

## Performance Barrier Notes due September 14, 2017
## Linked to the EURO STOXX 50® Index

The notes are linked to the performance of the EURO STOXX 50® Index (the "Reference Asset"). The notes allow investors to participate on a leveraged basis in increases (if any) in the level of the Reference Asset from its Initial Level. If the Reference Return of the Reference Asset is greater than zero, investors will receive at maturity a cash payment per $1,000 principal amount of the notes equal to (a) $1,000 *plus* (b) $1,000 *times* the Reference Return *times* the Upside Participation Rate. If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, investors will receive at maturity a cash payment of $1,000. If the Reference Return of the Reference Asset is less than the Barrier Level, investors will receive at maturity a cash payment per $1,000 principal amount of the notes equal to (a) $1,000 *plus* (b) $1,000 *times* the Reference Return. In such a case, investors will be fully exposed to the decline of the Reference Asset from the Initial Level to the Final Level and may lose up to 100% of the principal amount of their notes. All payments on the notes are subject to issuer credit risk.

### Terms and Conditions

| | |
|---|---|
| Issuer | HSBC USA Inc. |
| Pricing Date | March 11, 2014 |
| Original Issue Date | March 14, 2014 |
| Final Valuation Date* | September 11, 2017 |
| Maturity Date* | September 14, 2017 |
| Reference Asset | EURO STOXX 50® Index |
| Denominations | $1,000 and integral multiples of $1,000 |
| Upside Participation Rate | At least 150%** |
| Barrier Level | -30% |
| Reference Return | $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ |
| Initial Level | See page FWP-3 |
| Final Level | See page FWP-3 |
| CUSIP | 40432XW64 |
| ISIN | US40432XW649 |

\* Subject to postponement in the event of a market disruption event, as described below.

\*\* The actual Upside Participation Rate will be set on the Pricing Date.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page FWP-6 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement.

The notes are senior unsecured debt obligations of the issuer, HSBC USA Inc., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of HSBC USA Inc. to satisfy its obligations as they come due and is not guaranteed by any third party. In the event HSBC USA Inc. were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes.

### Payoff Diagram



The graph above compares the return on an investment in the notes to the return on a direct investment in the Reference Asset, excluding dividends.

### Hypothetical Examples (per $1,000 principal amount Note)***

| Reference Return | Payment at Maturity | Total Return | Reference Asset Return | Payment at Maturity | Total Return |
|---|---|---|---|---|---|
| 70.00% | $2,120.00 | 105.00% | -10.00% | $1,000.00 | 0.00% |
| 60.00% | $1,960.00 | 90.00% | -20.00% | $1,000.00 | 0.00% |
| 50.00% | $1,800.00 | 75.00% | -30.00% | $1,000.00 | 0.00% |
| 40.00% | $1,640.00 | 60.00% | -40.00% | $600.00 | -40.00% |
| 30.00% | $1,480.00 | 45.00% | -50.00% | $500.00 | -50.00% |
| 20.00% | $1,320.00 | 30.00% | -60.00% | $400.00 | -60.00% |
| 10.00% | $1,160.00 | 15.00% | -70.00% | $300.00 | -70.00% |
| 5.00% | $1,080.00 | 7.50% | -80.00% | $200.00 | -80.00% |
| 0.00% | $1,000.00 | 0.00% | -90.00% | $100.00 | -90.00% |
| -5.00% | $1,000.00 | 0.00% | -100.00% | $0.00 | -100.00% |

\*\*\* These hypothetical examples are based on a number of assumptions, as set forth on page FWP-8 of this free writing prospectus, including a hypothetical Upside Participation Rate of 150.00%. These examples are included for illustrative purposes only.

The Performance Barrier Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or equity index underlying supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

The Estimated Initial Value of the notes on the Pricing Date is expected to be between $935.00 and $970.00 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-3 and "Risk Factors" beginning on page FWP-6 of this document for additional information.

**An investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.**

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per note | $1,000 | | |
| Total | | | |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.40% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

**The Notes:**

| **Are Not FDIC Insured** | **Are Not Bank Guaranteed** | **May Lose Value** |
|---|---|---|

# HSBC USA Inc.
# Performance Barrier Notes



## Linked to the EURO STOXX 50® Index

This free writing prospectus relates to an offering of Performance Barrier Notes. The notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and equity index underlying supplement.  If the terms of the notes are inconsistent with those described in the accompanying prospectus supplement, prospectus or equity index underlying supplement, the terms described in this free writing prospectus shall control.  **You should be willing to forgo interest and dividend payments during the term of the notes and, if the Reference Return is less than -30%, lose some or all of your principal.**

**This free writing prospectus relates to a single offering of notes, linked to the performance of the EURO STOXX 50® Index (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc., as described below.  The following key terms relate to the offering of the notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per note |
| **Reference Asset:** | The EURO STOXX 50® Index (Ticker: SX5E) |
| **Trade Date:** | March 11, 2014 |
| **Pricing Date:** | March 11, 2014 |
| **Original Issue Date:** | March 14, 2014 |
| **Final Valuation Date:** | September 11, 2017, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying equity index underlying supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, and expected to be September 14, 2017.  The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying equity index underlying supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each note, we will pay you the Final Settlement Value. |
| **Upside Participation Rate:** | At least 150% (to be determined on the Pricing Date) |
| **Final Settlement Value:** | ***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to: <br> $1,000 + ($1,000 × Reference Return × Upside Participation Rate). <br> ***If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level***, you will receive $1,000 per $1,000 Principal Amount of notes (zero return). <br> ***If the Reference Return is less than the Barrier Level,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: <br> $1,000 + ($1,000 × Reference Return). <br> Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return is less than 0%.  **If the Reference Return is less than the Barrier Level, you will lose some or all of your investment.** |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: <br> $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$ |
| **Barrier Level:** | -30% |
| **Initial Level:** | The Official Closing Level of the Reference Asset on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the Reference Asset on the Final Valuation Date. |
| **Official Closing Level:** | The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SX5E <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **CUSIP/ISIN:** | 40432XW64/US40432XW649 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The notes will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the notes will be less than the price you pay to purchase the notes.  The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates.  See "Risk Factors — The Estimated Initial Value of the notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.*

## GENERAL

This free writing prospectus relates to a single offering of notes, linked to the Reference Asset. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or equity index underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and equity index underlying supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and equity index underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and equity index underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▶ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the Reference Return is greater than zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

**If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level,** you will receive $1,000 per $1,000 Principal Amount of notes (zero return).

**If the Reference Return is less than the Barrier Level,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return)

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return is less than 0%.  **You should be aware that if the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**

### Interest

The notes will not pay interest.

### Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

### Payment When Offices or Settlement Systems Are Closed

If any payment is due on the notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open.  Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

### Reference Sponsor

Deutsche Börse AG and SIX Group AG are the reference sponsors.


## INVESTOR SUITABILITY

**The notes may be suitable for you if:**

- You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the notes.
- You are willing to make an investment that is fully exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -30%.
- You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.
- You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

**The notes may not be suitable for you if:**

- You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.
- You are unwilling to make an investment that is fully exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -30%.
- You seek an investment that provides full return of principal.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the notes to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and page S-1 of the Equity Index Underlying Supplement.  Investing in the notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset.  You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, prospectus and equity index underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and equity index underlying supplement including the explanation of risks relating to the notes described in the following sections:

▶   "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶   "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the notes may result in a loss.**

You will be fully exposed to the decline in the Final Level from the Initial Level if the Reference Return is less than the Barrier Level of -30%.  Accordingly, if the Reference Return is less than -30%, your Payment at Maturity will be less than the Principal Amount of your notes.  You may lose up to 100% of your investment at maturity if the Reference Return is negative.

**Credit risk of HSBC USA Inc.**

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law.  Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

**The amount payable on the notes is not linked to the level of the Reference Asset at any time other than the Final Valuation Date.**

The Final Level will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events.  Even if the level of the Reference Asset appreciates during the term of the notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Initial Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease.  Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

**The notes will not bear interest.**

As a holder of the notes, you will not receive interest payments.

**Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive at maturity.**

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset.  The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset.  The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset.  Any such actions could affect the value of the notes and their return.

**The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

**The Estimated Initial Value of the notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any.**

The Estimated Initial Value of the notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked notes, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

**The price of your notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

**If we were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately eight months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

**The notes lack liquidity.**

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

**Risks associated with non-U.S. companies.**

The level of the Reference Asset depends upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the notes.

**The notes will not be adjusted for changes in exchange rates.**

Although the equity securities that comprise the Reference Asset are traded in euro, and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the Reference Asset, and therefore your notes. The amount we pay in respect of your notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of notes to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following table and examples assume the following:

| | | |
|---|---|---|
| ▶ | Principal Amount: | $1,000 |
| ▶ | Hypothetical Initial Level: | 3,000.00 |
| ▶ | Hypothetical Participation Rate: | 150% (The actual Participation Rate will be determined on the Pricing Date and will be at least 150%) |
| ▶ | Barrier Level: | -30% |

The actual Initial Level will be determined on the Pricing Date.

| Hypothetical Final Level | Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Notes |
|---|---|---|---|
| 6,000.00 | 100.00% | $2,500.00 | 150.00% |
| 5,400.00 | 80.00% | $2,200.00 | 120.00% |
| 4,800.00 | 60.00% | $1,900.00 | 90.00% |
| 4,200.00 | 40.00% | $1,600.00 | 60.00% |
| 3,900.00 | 30.00% | $1,450.00 | 45.00% |
| 3,600.00 | 20.00% | $1,300.00 | 30.00% |
| 3,450.00 | 15.00% | $1,225.00 | 22.50% |
| 3,300.00 | 10.00% | $1,150.00 | 15.00% |
| 3,150.00 | 5.00% | $1,075.00 | 7.50% |
| 3,060.00 | 2.00% | $1,030.00 | 3.00% |
| 3,030.00 | 1.00% | $1,015.00 | 1.50% |
| **3,000.00** | **0.00%** | **$1,000.00** | **0.00%** |
| 2,970.00 | -1.00% | $1,000.00 | 0.00% |
| 2,940.00 | -2.00% | $1,000.00 | 0.00% |
| 2,850.00 | -5.00% | $1,000.00 | 0.00% |
| 2,700.00 | -10.00% | $1,000.00 | 0.00% |
| 2,400.00 | -20.00% | $1,000.00 | 0.00% |
| **2,100.00** | **-30.00%** | **$1,000.00** | **0.00%** |
| 1,800.00 | -40.00% | $600.00 | -40.00% |
| 1,200.00 | -60.00% | $400.00 | -60.00% |
| 600.00 | -80.00% | $200.00 | -80.00% |
| 0.00 | -100.00% | $0.00 | -100.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes.

**Example 1: The level of the Reference Asset increases from the Initial Level of 3,000.00 to a Final Level of 3,300.00.**

| | |
|---|---|
| Reference Return: | 10.00% |
| **Final Settlement Value:** | **$1,150.00** |

Because the Reference Return is positive, the Final Settlement Value would be $1,150.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 150%)

= $1,150.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 150% when the Reference Return is positive.

**Example 2: The level of the Reference Asset decreases from the Initial Level of 3,000.00 to a Final Level of 2,850.00.**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the Reference Return is less than zero but greater than the Barrier Level of -30%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of notes (a zero return).

Example 2 shows that you will receive the return of your principal investment where the level of the Reference Asset declines by no more than 30% over the term of the notes.

**Example 3: The level of the Reference Asset decreases from the Initial Level of 3,000.00 to a Final Level of 1,800.00.**

| | |
|---|---|
| Reference Return: | -40.00% |
| **Final Settlement Value:** | **$600.00** |

Because the Reference Return is less than the Barrier Level of -30%, the Final Settlement Value would be $600.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -40.00%)

= $600.00

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the level of the Reference Asset if the Reference Return is less than the Barrier Level of -30%.  YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

# THE EURO STOXX 50® INDEX

## Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices.  The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors:  automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

***For more information about the Index, see "The EURO STOXX 50® Index" on page S-40 of the accompanying Equity Index Underlying Supplement.***

## Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from January 1, 2008 through March 5, 2014.  The closing level for the SX5E on March 5, 2014 was 3,136.00. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.

# EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

# SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.40% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

# U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## TABLE OF CONTENTS

### Free Writing Prospectus



### Equity Index Underlying Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this free writing prospectus, any accompanying equity index underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, any accompanying equity index underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, any accompanying equity index underlying supplement, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, any accompanying equity index underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $ Performance Barrier Notes Linked to the EURO STOXX 50® Index

## March 6, 2014

## FREE WRITING PROSPECTUS